PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

09045771

SEC Mail
Mail Processing
Section

MAR 30 2009

Washington, DC
106

BY COURIER

No/Date : FD 97/24-3-09

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a press release of our 12M 2008 financial results according to International Financial Reporting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

dlw 4/3

Enclosure

- Press Release of 12M 2008 results

PUBLIC POWER CORPORATION S.A.

PPC' s CONSOLIDATED 2008 FINANCIAL RESULTS

ATHENS March 24, 2009

- In 2008, 53% of total revenues covered the expenses for imported fuels, energy purchases and CO_2 emission rights.The corresponding 2007 figure was 41%.
- The expenditure for fuels and energy purchases for meeting electricity demand, as well as the expenditure for CO2 emission rights, increased by € 921 m compared to 2007, up by 33.8%.
- Compared to 2007, the increase in expenses, due to the increase in the prices of liquid fuels, natural gas, energy purchases, together with CO2 emissions expenses, amounted to €789m and fully absorbed the contribution to revenues (€583 m) from the December 2007 and July 2008 tariff increases.
- 2008 financial results were impacted by € 108.1m to cover for the estimated deficit of CO2 emission rights, while the corresponding expenditure in 2007 was nil.
- The significant drop of oil prices at the end of 2008, resulted in a negative impact of €57.1 m on 2008 results, reflecting the decrease at year end in the value of liquid fuel stocks.
- In 2008, hydro generation decreased by 169,000 MWH (-5.4 %), compared to 2007 and 3,282,000 MWH compared to 2006, which was a year of very good hydro conditions.
- Electricity generation from lignite power stations decreased by 1,223,000 MWH (-3.9%).
- Total Revenues amounted to €5,823.5 m versus €5,154.2 m in 2007, an increase of € 669.3 m (13 %).
- EBITDA amounted to € 343.6m compared to € 818.7m in 2007, a decrease of € 475.1m (-58%). EBITDA margin reached 5.9%, compared to 15.9% in 2007.
- In 2008 PPC's participation in LARCO, a nickel producing company was fully impaired. That resulted in a negative impact on the Group's financial results by € 22.5 m (in 2007 the corresponding figure was a positive impact of € 13.3 m) and on the Parent Company's financial results by €30,8m (in 2007 the corresponding figure was a €6,2m loss).

- 2008 pre tax losses amounted to €395.9 m, compared to pre tax profits of € 276.4m in 2007, out of which € 165m were due to the sale of the telecommunications company TELLAS. If liquid fuel and energy prices remained at 2007 levels and there was no CO2 burden, 2008 would turn positive with pre tax profits amounting to € 393.1m.

More specifically,

REVENUES

Revenues from energy sales increased by € 647.9 m (13.5 %), from € 4,808.2 m in 2007 to € 5,456.1m in 2008, as a result of an increase in the volume of sales by 1.4 % (745,000 MWH) and of average tariff increases of 12.1%.In Q4 2008, revenues from energy sales increased by €105.2 m (8.6%), as a result of a decrease in the volume of sales by 4.4 % (587,000 MWH) and of average tariff increases of 13%.

OPERATING EXPENSES

Total operating expenses excluding depreciation increased by € 1,144.4.m (26.4%), from € 4,335.5 m in 2007 to € 5,479.9 m in 2008, mainly due to the unprecedented increase of fuel and energy prices, the expenditure to cover the deficit of CO2 emission rights and, to a lesser extent, to the increase in electricity demand.

More specifically:

- Despite the decrease in power generation from natural gas by 444,000 MWH (-3.9%) the price increase of natural gas (+40.8%) resulted in an increase of the relevant expenditure by € 221.2 m (35.2%), from € 629.2 m in 2007 to € 850.4 m in 2008.

- Expenditure for energy purchases, increased by € 349.6 m (+53.8%), from € 650.2m in 2007 to € 999.8m in 2008, due to the increase of PPC imports by 651,000 MWH (+23.8%), to the increased prices of PPC's imports (+5%), to the purchase of larger quantities of electric energy from the System and the Network by 1,578,000 MWH (+26.8%) and to the increase of the System Marginal Price by 36.83%.

- The increase in oil powered generation by 326,000 MWH (+4%) together with the impact from the increase in oil prices by 29.45%, resulted in an increased expenditure for oil (excluding the negative impact of stocks valuation) by €230.5 (29.3%), from € 787 m in 2007 to € 1,017.5 m in 2008. The significant drop of oil prices at the end of 2008, resulted in a negative impact of €57.1 m on Q4 2008 results, reflecting the decrease at year end in the value of oil stocks.

Payroll expenses increased by €1.7m (+ 0.1%), from €1,417.8m in 2007, to €1,419.5m in 2008. This limited increase is attributed to a payrolls reduction by 991 full time employees between December 31, 2007 (24,602) and December 31,2008 (23,611) as well as to the decrease of payroll cost due to the strike of

March 2008, offsetting the carry over from the 2006-2007 collective labour agreement and the increases from the new 2008-2009 agreement. In Q4 2008, payroll expenses increased by €19.8m (+5.5%), compared to the corresponding period of 2007.

Without taking into account the reversal of a 2007 provision amounting to € 25.2 m, reflecting a settlement of a receivable from LARCO, provisions increased by €71.9 m. Provisions for doubtful claims from low and medium voltage customers increased by € 12.9m in 2008 (€ 9.5m in Q4 2008), while a large industrial customer created in Q4 2008 a doubtful claim amounting to € 3.1m. The balance of the increase is mainly attributed to the change of the potential impact from the expected outcome of existing and new litigation (€ 50m), while the respective increase in Q4 2008 was €45m.

Depreciation and amortization expense in 2008 amounted to € 514.4 m compared to €572m in 2007, a reduction of € 57.6 m (-10.1%), which is attributed to the full depreciation of a series of distribution and generation fixed assets as of December 31, 2007.

Capital expenditure amounted to €1,020.6 m compared to € 856.8 m in 2007, an increase of € 163.8m (19.1%).

Net debt amounted to € 4,544.3m in 2008, compared to € 3,731.3 in 2007, an increase of € 813 m (21.8%).

Full time payrolls, excluding personnel assigned to the Hellenic Transmission System Operator (HTSO), were reduced to 23,611 compared to 24,602 at the end of 2007.

FINANCIAL EXPENSES

Due to the increase in lending rates during most of 2008, and the increase in gross debt to €4,671m in 2008, from € 3,993.4m in 2007 financial expenses increased to € 186.7m from € 154.5m in 2007,an increase of 20.8%. Total net financial expenses increased by € 53.7m, mainly due to negative foreign exchange differences.

PARTICIPATION IN ASSOCIATED COMPANIES

The share of loss in associated companies of € 23.8 m in 2008, refers to PPC' s participation in LARCO, in which PPC holds a 28.6% stake (€ 22.5m loss), in the associated companies of PPC RENEWABLES (€ 0.1 m loss) and to SENCAP SA. - PPC' s joint venture with Contour Global - (€ 1.2m loss).

In 2008 PPC's participation in LARCO was fully impaired. That resulted in a negative impact of € 22.5 m on the Group's financial results (in 2007 there was a positive impact of € 13.3 m) and in a negative impact of € 30.8m in the financial results of the Parent Company (in 2007 there was a loss of € 6.2m).

The financial information contained in this statement has been prepared according to International Accounting Standards.

Summary Financials (€ mil)

	2008 Audited without a CO_2 expenditure	2008 Audited with a CO_2 expenditure	2007 Audited	Δ%		2008 Audited without a CO_2 expenditure	2008 Audited with a CO_2 expenditure	2007 Audited	Δ%
	GROUP					COMPANY			
Total Revenues	5,823.5	5,823.5	5,154.2	13.0%		5,823.3	5,823.3	5,142.3	13.2%
EBITDA	451.7	343.6	818.7	-58.0%		447.8	339.7	818.1	-58.5%
EBITDA Margin	7.8%	5.9%	15.9%			7.7%	5.8%	15.9%	
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	(62.7)	(170.8)	246.7			(61.5)	(169.6)	251.0	
EBIT Margin	-1.1%	-2.9%	4.8%			-1.1%	-2.9%	4.9%	
Net Income/(Loss)	(216.3)	(305.9)	222.3			(143.4)	(233.0)	66.5	
EPS/(Loss) (In euro)	(0.93)	(1.32)	0.96			(0.62)	(1.00)	0.29	
No of Shares (m.)	232	232	232			232	232	232	
Net Debt	4,544.3	4,544.3	3,731.3	21.8%		4,546.3	4,546.3	3,899.5	16.6%

Summary Profit & Loss (€ mil)

	2008 Audited without a CO_2 expenditure	2008 Audited with a CO_2 expenditure	2007 Audited	Δ%	2008 Audited without a CO_2 expenditure	2008 Audited with a CO_2 expenditure	2007 Audited	Δ%
	GROUP				COMPANY			
Total Revenues	5,823.5 [(1)]	5,823.5[(1)]	5,154.2[(1)]	13.0%	5,823.3[(1)]	5,823.3[(1)]	5,142.3[(1)]	13.2%
- Revenues from energy sales	5,456.1	5,456.1	4,808.2	13.5%	5,456.1	5,456.1	4,796.4	13.8%
- Customers Incentives	-18.5	-18.5	-19.4	-4.6%	-18.5	-18.5	-19.4	-4.6%

- Revenues from TSO	332.7	332.7	295.4	12.6%	332.7	332.7	295.4	12.6%
- Other revenues	53.2	53.2	70.0	-24.0%	53.0	53.0	69.9	-24.2%
Total Operating Expenses (excl.depreciation)	5,371.8	5,479.9	4,335.5	26.4%	5,375.5	5,483.6	4,324.2	26.8%
Payroll Expenses (excluding lignite)	1,076.2	1,076.2	1,082.7	-0.6%	1,072.0	1,072.0	1,078.7	-0.6%
Lignite	668.2	668.2	656.8	1.7%	668.2	668.2	656.8	1.7%
-PPC Lignite	616.8	616.8	612.6	0.7%	616.8	616.8	612.6	0.7%
- Third parties fossil fuel	51.4	51.4	44.2	16.3%	51.4	51.4	44.2	16.3%
Total Fuel Expenses	1,925.0	1,925.0	1,416.2	35.9%	1,925.0	1,925.0	1,416.2	35.9%
- Liquid fuel	1,017.5	1,017.5	787.0	29.3%	1,017.5	1,017.5	787.0	29.3%
- Liquid fuel stocks valuation	57.1	57.1	-		57.1	57.1	-	
- Natural Gas	850.4	850.4	629.2	35.2%	850.4	850.4	629.2	35.2%
Expenditure for CO2 emission rights	-	108.1	-		-	108.1	-	
Energy Purchases	999.8	999.8	650.2	53.8%	1.014.9	1.014.9	650.2	56.1%
- Purchases From the System and	653.4	653.4	386.2	69.2%	653.4	653.4	386.2	69.2%

the Network								
- PPC Imports	258.7	258.7	199.0	30.0%	258.7	258.7	199.0	30.0%
- Other	87.7	87.7	65.0	34.9%	102.8	102.8	65.0	58.2%
Transmission System Usage	336.5	336.5	302.0	11.4%	336.5	336.5	302.0	11.4%
Provisions	59.1	59.1	-12.8		59.0	59.0	-12.8	
Settlement of PPC's claim to LARCO	-	-	-25.2		-	-	-25.2	
Other CO2 related expenses	1.7	1.7	7.4	-77.0%	1.7	1.7	7.4	-77.0%
Taxes and Duties	20.8	20.8	13.7	51.8%	20.1	20.1	34.6	-41.9%
Other operating expenses. (excluding lignite)	284.5	284.5	244.5	16.4%	278.1	278.1	216.3	28.6%
EBITDA	451.7	343.6	818.7	-58.0%	447.8	339.7	818.1	- 58.5%
EBITDA Margin	7.8%	5.9%	15.9%		7.7%	5.8%	15.9%	
Depreciation and amortization	514.4	514.4	572.0	-10.1%	509.3	509.3	567.1	-10.2%
Profit/(Loss) before Taxes & Fin.Expenses (EBIT)	(62.7)	(170.8)	246.7		(61.5)	(169.6)	251.0	
EBIT Margin	-1.1%	-2.9%	4.8%		-1.1%	-2.9%	4.9%	
Total Net Financial Expenses	201.3	201.3	147.6	36.4%	126.3[2]	126.3[2]	147.9	-14.6%
- Net Financial Expens	186.7	186.7	154.5	20.8%	111.7[2]	111.7[2]	154.8	-27.8%

es								
- Foreign Currency Gains / (Losses)	(14.6)	(14.6)	6.9		(14.6)	(14.6)	6.9	
Share of Profits / (Loss) in associated companies	(23.8)	(23.8)	12.3		30.8	30.8	6.2	
Net gain from sale of Tellas	-	-	165.0		-	-	-	
Pre-tax Profits/ (Losses)	(287.8)	(395.9)	276.4		(218.6)	(326.7)	96.9	
Net Income/(Loss)	(216.3)	(305.9)	222.3		(143.4)	(233.0)	66.5	
EPS/(Loss) (in Euro)	(0.93)	(1.32)	0.96		(0.62)	(1.00)	0.29	

Summary Balance Sheet & Capex (€ m)

	2008 Audited with a CO_2 expenditure	2007 Audited	Δ%		2008 Audited with a CO_2 expenditure	2007 Audited	Δ%
	GROUP				COMPANY		
Total Assets	13,954.2	13,440.4	3.8%		13,958.2	13,368.3	4.4%
Net Debt	4,544.3	3,731.3	21.8%		4,546.3	3,899.5	16.6%
Total Equity	4,981.4	5,279.9	-5.7%		4,981.9	5,208.3	-4.3%
Capital expenditure	1,020.6	856.8	19.1%		1,008.4	850.3	18.6%

(1) In 2006, the Ministry of Development initiated a refund scheme to encourage the reduction of electricity consumption by residential customers. This policy continues in the period August 1, 2007 to July 31, 2008.

Specifically, a 5% total electricity bill reimbursement is provided to customers with a annual consumption of up to 12,000 kWh who reduce consumption by at

least 6%, compared to the consumption of the corresponding previous annual period.

Consequently, 2008 financial results were impacted by €18.5m, while the corresponding figure for 2007 was € 19.4 m.

(2) In December 2007, the sale of PPC's share in Tellas S.A., the telecommunications company, was completed. This transaction resulted in a profit of € 165 m, which was charged in 2007 Group's results. During 2008 PPC Telecommunications S.A. distributed as dividend an amount of approximately € 77 m which is presented in the Parent Company's results.

Dr. Takis Athanasopoulos Public Power Corporation's Chairman and Chief Executive Officer, said:

"As I have already said, the deterioration of PPC's financials in 2008 contributed to exposing, inside and outside the Company, the vulnerabilities and weaknesses of both PPC's business model and the Greek electricity market environment.

2008 losses were the result of the unprecedented rise in fuel and energy purchase prices and the new CO2 emissions expense. It is therefore evident that, PPC's earnings are heavily exposed to fuel, energy and CO2 price volatility. Limiting this volatility is subject to our ability to effectively pass-through respective fluctuations. Although I have made similar statements during the course of the year, I should underline that in the absence of these factors, PPC would have achieved pretax profits of almost € 400 mln.

Going forward I'm pleased to note, that for the first two months of 2009, EBITDA margin was close to 30% compared to 22.4% in the Budget and 19% in the corresponding period of 2008, while the preliminary unaudited estimate of pre-tax profits is in the order of €190mln vs € 106 mln in the Budget and € 69 mln last year.

We reiterate our guidance for 2009. We do see upside potential if current fuel and hydro conditions prevail throughout the year.

However:

- developments on the demand side,
- the impact of the financial crisis on our customers and, most importantly,
- the entrance of independent suppliers in the retail market which has been designed to operate under conditions of extensive tariff distortions , permitting newcomers to cherry picking practices and unwarranted profit margins.

may impair this upside potential".

For further information, please contact:

George Angelopoulos, Chief Financial Officer, Tel: +30 210 5225346.

The financial data and relevant information on the Financial Statements for 2008, shall be published in the Press, on March 28, 2009.

The financial data and relevant information on the Financial Statements for 2008, as well as the Financial Statements for 2008, on a standalone and on a consolidated basis shall be uploaded to the Company's web site (www.dei.gr) on March 27, 2009, after the closing of the Athens Stock Exchange.

Some of the information contained herein includes forward-looking statements. It is noted that the Company is subject to various risks, which, among other, relate to $/€ exchange rate, oil, natural gas and electricity prices as well as the price of CO2 emission rights that could cause actual results to differ materially from those anticipated in the forward-looking statements